Exhibit 99.2

MIND C.T.I. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Aviram Cohen, Chief Financial Officer of the Company, and Dana Zigman-Behrend, legal counsel of the Company, each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Mind C.T.I. Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel on August 9, 2017 at 10:00 A.M. (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated June 20, 2017.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, this Proxy will be voted FOR each Proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MIND C.T.I. LTD.

August 9, 2017

GO GREEN
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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.mindcti.com/agm

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i Please detach along perforated line and mail in the envelope provided. i

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE LISTED PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
1.
TO RE-APPOINT BRIGHTMAN ALMAGOR ZOHAR (MEMBER OF DELOITTE TOUCHE TOHMATSU) AS THE COMPANY’S INDEPENDENT AUDITOR UNTIL THE CLOSE OF THE FOLLOWING ANNUAL GENERAL MEETING AND TO AUTHORIZE THE BOARD OF DIRECTORS OF THE COMPANY TO DETERMINE ITS REMUNERATION OR TO DELEGATE THE AUDIT COMMITTEE THEREOF TO DO SO.
			☐	☐	☐
			FOR	AGAINST	ABSTAIN
	2.	TO APPROVE THE RE-ELECTION OF MR. MIHAIL ROTENBERG AS A CLASS II DIRECTOR OF THE COMPANY UNTIL THE 2020 ANNUAL GENERAL MEETING	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	3.	TO APPROVE THE ELECTION OF MR. MEIR NISSENSOHN AS A CLASS III DIRECTOR OF THE COMPANY UNTIL THE 2018 ANNUAL GENERAL MEETING	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	4.	TO APPROVE THE ELECTION OF MR. JOSEPH TENNE AS A CLASS II DIRECTOR OF THE COMPANY UNTIL THE 2020 ANNUAL GENERAL MEETING	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	5.	TO APPROVE THE COMPENSATION OF EACH NON-EXECUTIVE DIRECTOR	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	6.	TO RE-APPROVE MS. MONICA IANCU'S BONUS PLAN	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐	The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, dated June 20, 2017.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.